UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              NET PERCEPTIONS, INC.
                              ---------------------
                                 Name of Issuer)

                    Common Stock, $.0001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    64107U101
                                    ---------
                                 (CUSIP Number)

                                October 20, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.: 64107U101                                          Page 2 of 15 Pages

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                         WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [  ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                         TEXAS


            Number of           5       Sole Voting Power
              Shares                            0
           Beneficially         6       Shared Voting Power
             Owned By                           1,789,400
               Each             7       Sole Dispositive Power
            Reporting                           0
              Person            8       Shared Dispositive Power
               With                             1,789,400


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                         1,789,400

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11       Percent of Class Represented By Amount in Row (9)

                         6.1%

12       Type of Reporting Person (See Instructions)

                         PN; IA

                                  SCHEDULE 13G

CUSIP No.: 64107U101                                          Page 3 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                         WHITE ROCK CAPITAL (TX), INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [  ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                         TEXAS

            Number of           5       Sole Voting Power
              Shares                            0
           Beneficially         6       Shared Voting Power
             Owned By                           1,789,400
               Each             7       Sole Dispositive Power
            Reporting                           0
              Person            8       Shared Dispositive Power
               With                             1,789,400


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                         1,789,400

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11       Percent of Class Represented By Amount in Row (9)

                         6.1%

12       Type of Reporting Person (See Instructions)

                         CO; IA

                                  SCHEDULE 13G

CUSIP No.: 64107U101                                          Page 4 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                         THOMAS U. BARTON

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [  ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                         UNITED STATES

            Number of           5       Sole Voting Power
              Shares                            180,000
           Beneficially         6       Shared Voting Power
             Owned By                           1,789,400
               Each             7       Sole Dispositive Power
            Reporting                           180,000
              Person            8       Shared Dispositive Power
               With                             1,789,400


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                         1,969,400

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11       Percent of Class Represented By Amount in Row (9)

                         6.7%

12       Type of Reporting Person (See Instructions)

                         CO; IA

                                  SCHEDULE 13G

CUSIP No.: 64107U101                                          Page 5 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                         JOSEPH U. BARTON

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a.  [  ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                         UNITED STATES

            Number of           5       Sole Voting Power
              Shares                            252,000
           Beneficially         6       Shared Voting Power
             Owned By                           1,789,400
               Each             7       Sole Dispositive Power
            Reporting                           252,000
              Person            8       Shared Dispositive Power
               With                             1,789,400


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                         2,041,400

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11       Percent of Class Represented By Amount in Row (9)

                         7.0%

12       Type of Reporting Person (See Instructions)

                         CO; IA

                                                              Page 6 of 15 Pages

Item 1(a)         Name of Issuer:

                  Net Perceptions, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  One Landmark Square, Stamford, Connecticut  06901.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                  (ii) White Rock Capital (TX), Inc., a Texas corporation ("White Rock, Inc."),

                  (iii)    Thomas U. Barton and

                  (iv)     Joseph U. Barton.

                  This statement relates to Shares held for the accounts of (i) certain institutional clients (the "White Rock Clients") of White Rock Management, (ii) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), (iii) certain family limited partnerships and family trusts for which Thomas U. Barton serves as a member of the general partner or as trustee (the "Thomas U. Barton Entities"), and (iv) certain family limited partnerships and family trusts for which Joseph U. Barton serves as a member of the general partner or as trustee (the "Joseph U. Barton Entities"). White Rock Management may be deemed to exercise voting and/or dispositive power over the Shares held for the accounts of the White Rock Clients. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the White Rock Clients and White Rock Partners. In his capacities as a member of the general partner or as trustee, Thomas U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Thomas U. Barton Entities. In his capacities as a member of the general partner or as trustee, Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Joseph U. Barton Entities.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

                                                              Page 7 of 15 Pages

Item 2(c)         Citizenship:

                  (i)      White Rock Management is a Texas limited partnership;

                  (ii)     White Rock, Inc. is a Texas corporation;

                  (iii)    Thomas U. Barton is a United States citizen and

                  (iv)     Joseph U. Barton is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.0001 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  64107U101

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of November 1, 2004, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 1,789,400 Shares. This number consists of (1) 698,400 Shares held for the accounts of the White Rock Clients and (2) 1,091,000 Shares held for the account of White Rock Partners.

                  (ii) Thomas U. Barton may be deemed the beneficial owner of 1,969,400 Shares. This number consists of (1) 698,400 Shares held for the accounts of the White Rock Clients, (2) 1,091,000 Shares held for the account of White Rock Partners, and (3) 180,000 Shares held for the accounts of the Thomas
U. Barton Entities.

                  (iii) Joseph U. Barton may be deemed the beneficial owner of 2,041,400 Shares. This number consists of (1) 698,400 Shares held for the accounts of the White Rock Clients, (2) 1,091,000 Shares held for the account of White Rock Partners, and (3) 252,000 Shares held for the accounts of the Joseph
U. Barton Entities.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 6.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 29,274,487 Shares outstanding as of July 30, 2004).

                                                              Page 8 of 15 Pages

                  (ii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 6.7% of the total number of Shares outstanding as described herein.

                  (iii) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 7.0% of the total number of Shares outstanding as described herein.

Item 4(c)         Number of shares as to which the person has:

White Rock Management
---------------------

(i)      Sole power to vote or to direct the vote:                           0

(ii)     Shared power to vote or to direct the vote:                 1,789,400

(iii)    Sole power to dispose or to direct the disposition of:              0

(iv)     Shared power to dispose or to direct the disposition of:    1,789,400

White Rock, Inc.
----------------

(i)      Sole power to vote or to direct the vote:                           0

(ii)     Shared power to vote or to direct the vote:                 1,789,400

(iii)    Sole power to dispose or to direct the disposition of:              0

(iv)     Shared power to dispose or to direct the disposition of:    1,789,400

Thomas U. Barton
----------------

(i)      Sole power to vote or to direct the vote:                     180,000

(ii)     Shared power to vote or to direct the vote:                 1,789,400

(iii)    Sole power to dispose or to direct the disposition of:        180,000

(iv)     Shared power to dispose or to direct the disposition of:    1,789,400

Joseph U. Barton
----------------

(i)      Sole power to vote or to direct the vote:                     252,000

(ii)     Shared power to vote or to direct the vote:                 1,789,400

(iii)    Sole power to dispose or to direct the disposition of:        252,000

(iv)     Shared power to dispose or to direct the disposition of:    1,789,400

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                                              Page 9 of 15 Pages

Item 6.           Ownership  of  More than  Five  Percent on  Behalf of  Another
                  Person:

                  (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                  (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                  (iii) The partners and beneficiaries of the Thomas U. Barton Entities, including Thomas U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Thomas U. Barton Entities.

                  (iv) The partners and beneficiaries of the Joseph U. Barton Entities, including Joseph U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Joseph U. Barton Entities.

                  White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Clients, and the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. The White Rock Clients expressly disclaim beneficial ownership of any Shares held for the account of White Rock Partners, the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of Thomas U. Barton and the Thomas U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Joseph U. Barton Entities. Each of Joseph U. Barton and the Joseph U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Thomas U. Barton Entities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 15 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 1, 2004             WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                    By:      White Rock Capital (TX), Inc.
                                             Its General Partner


                                             By:      /s/ Paula Storey
                                                      --------------------------
                                                      Paula Storey
                                                      Attorney-in-Fact

Date:  November 1, 2004             WHITE ROCK CAPITAL (TX), INC.


                                    By:      /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

Date:  November 1, 2004             THOMAS U. BARTON


                                    By:      /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

Date:  November 1, 2004             JOSEPH U. BARTON


                                    By:      /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

                                                             Page 11 of 15 Pages

                                  EXHIBIT INDEX

                                                                      Page No.
                                                                      --------
A.       Joint Filing Agreement, dated as of November 1, 2004,
         by and among  White Rock  Capital  Management,  L.P.,
         White Rock Capital (TX),  Inc.,  Thomas U. Barton and
         Joseph                                             U.
         Barton...............................................              12

B.       Power of Attorney, dated January 31, 2000, granted by
         Mr.    Thomas   U.   Barton   in   favor   of   Paula
         Storey...............................................              13

C.       Power of Attorney, dated January 31, 2000, granted by
         Mr.    Joseph   U.   Barton   in   favor   of   Paula
         Storey...............................................              14

D.       Power of Attorney, dated January 31, 2000, granted by
         White  Rock  Capital  (TX),  Inc.,  in favor of Paula
         Storey...............................................              15

                                                             Page 12 of 15 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Net Perceptions, Inc., dated as of November 1, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  November 1, 2004             WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                    By:      White Rock Capital (TX), Inc.
                                             Its General Partner


                                             By:      /s/ Paula Storey
                                                      --------------------------
                                                      Paula Storey
                                                      Attorney-in-Fact

Date:  November 1, 2004             WHITE ROCK CAPITAL (TX), INC.


                                    By:      /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

Date:  November 1, 2004             THOMAS U. BARTON


                                    By:      /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

Date:  November 1, 2004             JOSEPH U. BARTON


                                    By:      /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

                                                             Page 13 of 15 Pages

                                    EXHIBIT B

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, THOMAS U. BARTON, hereby make, constitute and appoint PAULA STOREY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President of, or in other capacities with White Rock Capital (TX), Inc., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 31st day of January 2000.



                                            /s/ Thomas U. Barton
                                            ------------------------------------
                                            THOMAS U. BARTON

                                                             Page 14 of 15 Pages

                                    EXHIBIT C

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, JOSEPH U. BARTON, hereby make, constitute and appoint PAULA STOREY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity, or (b) in my capacity as Secretary or Treasurer of, or in other capacities with White Rock Capital (TX), Inc., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 31st day of January 2000.



                                            /s/ Joseph U. Barton
                                            ------------------------------------
                                            JOSEPH U. BARTON

                                                             Page 15 of 15 Pages

                                    EXHIBIT D

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that the undersigned White Rock Capital (TX), Inc., a corporation organized and existing under the laws of the state of Texas (the "Company"), hereby designates, constitutes and appoints PAULA STOREY, acting individually, as its true and lawful agent and attorney-in-fact, to execute and deliver, in the name and on behalf of the undersigned, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

IN WITNESS WHEREOF, this instrument is executed as of the 31st day of January 2000.



                                            WHITE ROCK CAPITAL (TX), INC.


                                            /s/ Thomas U. Barton
                                            ------------------------------------
                                            Thomas U. Barton